Exhibit 99.3

PRO FORMA VALUATION REPORT

MUTUAL HOLDING COMPANY

STOCK OFFERING

BEN FRANKLIN BANK OF ILLINOIS

Arlington Heights, Illinois

Dated As Of:

June 16, 2006

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

June 16, 2006

Board of Directors

Ben Franklin Bank of Illinois

14 North Dryden Place

Arlington Heights, Illinois 60004

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Reorganization and Stock Offering

The Board of Directors of Ben Franklin Bank of Illinois (“Ben Franklin Bank” or the “Bank”) has adopted a plan of reorganization, pursuant to which Ben Franklin Bank will reorganize into a mutual holding company structure. As part of the plan of reorganization, Ben Franklin Bank will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Ben Franklin Financial, Inc. (“Ben Franklin Financial” or the “Company”), a federally-chartered mid-tier holding corporation, and Ben Franklin Financial will issue a majority of its common stock to Ben Franklin Financial, MHC (the “MHC”), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including the employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

June 16, 2006

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank’s capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by Ben Franklin Bank to assist in the corporate reorganization and minority stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s, the Company’s and MHC’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Ben Franklin Bank’s management; Crowe Chizek and Company LLC, the Bank’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., Ben Franklin Bank’s conversion counsel; and Keefe Bruyette & Wood, Inc., which has been retained as the financial and marketing advisor in connection with the Bank’s stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Ben Franklin Bank operates and have assessed the Bank’s relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Ben Franklin Bank and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank’s operating characteristics and financial performance as they relate to the pro forma market value of Ben Franklin Financial. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Ben Franklin Bank’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as

Board of Directors

June 16, 2006

well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the markets for thrifts, thrift holding companies and mutual holding companies including mutual holding company offerings.

The Appraisal is based on Ben Franklin Bank’s representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Ben Franklin Bank only as a going concern and should not be considered as an indication of the Bank’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank’s value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of June 16, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $15,000,000 at the midpoint, equal to 1,500,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 shares at the minimum of the valuation range and 1,725,000 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 1,983,750. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 45.0% ownership interest of the Company. Accordingly, the offering range to the public of the minority stock will be $5,737,500 at the minimum, $6,750,000 at the midpoint, $7,762,500 at the maximum and $8,926,880 at the super maximum.

Board of Directors

June 16, 2006

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Ben Franklin Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Ben Franklin Financial as of March 31, 2006, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Ben Franklin Financial, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Board of Directors

June 16, 2006

Respectfully submitted,
RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and
Managing Director

/s/ Gregory E. Dunn
Gregory E. Dunn
Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS

BEN FRANKLIN BANK OF ILLINOIS

Arlington Heights, Illinois

DESCRIPTION	PAGE NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Plan of Reorganization and Stock Offering	1.1
Strategic Overview	1.2
Balance Sheet Trends	1.4
Income and Expense Trends	1.7
Interest Rate Risk Management	1.10
Lending Activities and Strategy	1.11
Asset Quality	1.14
Funding Composition and Strategy	1.15
Legal Proceedings	1.16

CHAPTER TWO MARKET AREA

Introduction	2.1
Market Area Demographics	2.2
National Economic Factors	2.2
Regional Economy	2.7
Market Area Deposit Characteristics and Trends	2.9
Competition	2.9

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Basis of Comparison	3.2
Ben Franklin Bank’s Peer Group	3.3
Financial Condition	3.5
Income and Expense Components	3.7
Loan Composition	3.10
Interest Rate Risk	3.10
Credit Risk	3.11
Summary	3.12

RP® Financial, LC.

TABLE OF CONTENTS

BEN FRANKLIN BANK OF ILLINOIS

Arlington Heights, Illinois

(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.2
Valuation Analysis	4.3
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.5
3. Asset Growth	4.7
4. Primary Market Area	4.7
5. Dividends	4.8
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.10
A. The Public Market	4.10
B. The New Issue Market	4.16
C. The Acquisition Market	4.17
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.18
Summary of Adjustments	4.18
Basis of Valuation – Fully-Converted Pricing Ratios	4.18
Valuation Approaches: Fully-Converted Basis	4.20
1. Price-to-Earnings (“P/E”)	4.21
2. Price-to-Book (“P/B”)	4.22
3. Price-to-Assets (“P/A”)	4.23
Comparison to Recent Offerings	4.23
Valuation Conclusion	4.24

RP® Financial, LC.

LIST OF TABLES

BEN FRANKLIN BANK OF ILLINOIS

Arlington Heights, Illinois

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.5
1.2	Historical Income Statements	1.9

2.1	Summary Demographic Data	2.3
2.2	Cook County Employment Sectors	2.9
2.3	Unemployment Trends	2.9
2.4	Deposit Summary	2.11
2.5	Market Area Deposit Competitors	2.12

3.1	Peer Group of Publicly-Traded Thrifts	3.5
3.2	Balance Sheet Composition and Growth Rates	3.7
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.9
3.4	Loan Portfolio Composition and Related Information	3.14
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	3.15
3.6	Credit Risk Measures and Related Information	3.17

4.1	Market Area Unemployment Rates	4.8
4.2	Recent Conversion Pricing Characteristics	4.17
4.3	Calculation of Implied Per Share Data	4.22
4.4	MHC Institutions – Implied Pricing Ratios, Full Conversion Basis	4.25
4.5	Pricing Table: MHC Public Market Pricing	4.26

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I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Ben Franklin Bank of Illinois (“Ben Franklin Bank” or the “Bank”), chartered in 1893, is a federally-chartered savings bank headquartered in Arlington Heights, Illinois. Arlington Heights is a northwest suburb of Chicago. The Bank conducts operations through the main office and one other branch in Arlington Heights and one branch in Rolling Meadows. All of the Bank’s offices are located in Cook County, Illinois. A map of the Bank’s office locations is included as Exhibit I-1. The Bank is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation (“FDIC”). At March 31, 2006, Ben Franklin Bank had $110.2 million in assets, $99.2 million in deposits and total equity of $8.4 million equal to 7.6% of total assets. Ben Franklin Bank’s audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization and Stock Offering

The Board of Directors of Ben Franklin Bank has adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Ben Franklin Bank will convert from a federally-chartered mutual savings bank to a federal stock savings bank. Pursuant to the reorganization, Ben Franklin Bank will become a wholly-owned subsidiary of Ben Franklin Financial, Inc. (“Ben Franklin Financial” or the “Company”), a federally-chartered mid-tier holding corporation, and Ben Franklin Financial will issue a majority of its common stock to Ben Franklin Financial, MHC (the “MHC”), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank’s

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outstanding stock. The Company’s initial activities will be ownership of its subsidiary, Ben Franklin Bank, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Bank’s newly-formed employee stock ownership plan (“ESOP”). Subsequent activities of the Company, pursuant to regulatory guidelines and limitations, may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Historically, Ben Franklin Bank’s operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Bank’s assets and liabilities, respectively. Beyond 1-4 family loans, lending diversification by the Bank includes commercial real estate, multi-family, construction, land, consumer and commercial business loans. Pursuant to the Bank’s business plan, Ben Franklin Bank will continue to emphasize 1-4 family lending, but will also pursue greater diversification into other types of lending. Lending diversification by the Bank is expected to continue to emphasize commercial real estate loans, which include multi-family loans, and home equity loans, as a means to enhance the yield and reduce the interest rate risk of its loan portfolio.

Investments serve as a supplement to the Bank’s lending activities. The intent of the Bank’s investment strategy is to provide and maintain liquidity and to generate a favorable return within the context of supporting interest rate and credit risk objectives. Investments currently held by the Bank consist of mortgage-backed securities and FHLB stock. Historically, the Bank has also maintained investments in U.S. Treasury and agency securities. To manage the interest rate risk associated with the investment portfolio, the Bank’s investment in mortgage-backed securities includes adjustable securities. When the Bank invests in U.S. Treasury and agency securities, the maturities are laddered. The current portfolio of mortgage-backed securities is maintained as available for sale.

Retail deposits have consistently served as the primary interest-bearing funding source for the Bank. Pursuant to the Bank’s business plan, growth of transaction and saving deposits is

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being emphasized for purposes of managing interest rate risk and reducing funding cost. Time deposits constitute the largest portion of the Bank’s deposit base, in which the Bank has been seeking to extend CD maturities for purposes of managing interest rate risk. Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. The Bank’s use of borrowings has typically been limited to FHLB advances with fixed rate terms.

Ben Franklin Bank’s core earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Bank’s operating strategy has served to strengthen the net interest margin, which has been supported by increasing the concentration of interest-earning assets maintained in loans and increasing the concentration of loans maintained in higher yielding non-residential mortgage loans. The Bank’s operating expense ratio as a percent of average assets is also viewed as being relatively high, which can in part be attributed to the de-leveraging of operating expenses that has resulted from asset shrinkage as well as maintaining a three branch network with only $99 million of deposits. In this regard, the Bank is consolidating its Arlington Heights branch office into a newly built main office facility that will be a leased facility. The new main office will be at the same site as the current main office, but will have a more attractive corner location and drive through facilities. The current main office is a storefront location within a strip mall. The branch that is being consolidated is approximately two blocks from the main office. February 2007 is the target date to relocate to the new facility.

In recent years, the Bank’s plan has been to shrink assets to build the equity-to-assets ratio, while improving earnings through shifting the composition of interest-earning assets towards a higher concentration of loans and, in particular, higher yielding non-residential mortgage loans. The post-offering business plan is to resume balance sheet growth, through emphasizing loan growth. Loan growth will emphasize pursuing further diversification into non-residential mortgage loans and home equity loans. Additionally, the Bank plans to evaluate growth opportunities through expansion and diversification of other products and services.

Accordingly, a key component of the Bank’s business plan is to raise capital through a public stock offering. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Ben Franklin Bank. The additional capital realized from stock proceeds will increase liquidity and leverage capacity to support funding of

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planned loan growth. Ben Franklin Bank’s higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs, which may facilitate a reduction in Ben Franklin Bank’s funding costs. Additionally, Ben Franklin Bank’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Bank or nearby surrounding markets. The Bank will also be positioned better to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Bank has no specific plans for expansion. The projected use of proceeds is highlighted below.

•	MHC. The Bank intends to capitalize the MHC with $100,000 of cash. The primary activity of the MHC will be ownership of the majority interest in Ben Franklin Financial. Such cash is anticipated to be invested into low risk liquid instruments.

•	The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•	The Bank. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank’s historical balance sheet data for the years ended December 31, 2001 through December 31, 2005 and at March 31, 2006. From year end 2001 through

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March 31, 2006, Ben Franklin Bank’s assets declined at an annual rate of 5.9%. Notably, after 2002, most of the asset shrinkage consisted of cash and investments. Investment proceeds and liquidity were redeployed into loans, as well funded deposit run-off and the pay down of borrowings. A summary of Ben Franklin Bank’s key operating ratios for the past three and one-quarter years are presented in Exhibit I-3.

Ben Franklin Bank’s loans receivable portfolio decreased at a 1.8% annual rate from year end 2001 through March 31, 2006. Loan shrinkage largely occurred during 2002, as the loans receivable balance declined from $98.5 million at year end 2001 to $80.3 million at year end 2002. Loan growth during the period occurred mostly in 2004, as loans receivable increased from $80.3 million at year end 2003 to $90.3 million at year end 2004. Overall, the less significant decline in loans compared to assets served to increase the loans-to-assets ratio from 69.1% at year end 2001 to 82.6% at March 31, 2006. Ben Franklin Bank’s historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 50.8% of total loans receivable consisted of 1-4 family permanent mortgage loans at March 31, 2006. Trends in the Bank’s loan portfolio composition reflect the current lending emphasis on commercial real and multi-family lending, while 1-4 family permanent mortgage loans have become a less significant component of the Bank’s loan portfolio composition. The concentration of 1-4 family permanent mortgage loans comprising total loans decreased from 57.5% at year end 2004 to 50.8% at March 31, 2006. While the Bank has remained an active originator of 1-4 family loans, the 1-4 family loan balance has declined since 2004 in light of the Bank’s general philosophy of selling longer term fixed rate originations to the secondary market.

Commercial real estate and multi-family loans constitute the most significant area of loan portfolio diversification for the Bank, with the level of commercial real estate and multi-family loans comprising total loans increasing from 23.0% at year end 2004 to 30.0% at March 31, 2006. Consumer loans represent the second largest area of lending diversification for the Bank, with home equity loans accounting for the major portion of the consumer loan balance. Consumer loans equaled 8.6% of total loans at March 31, 2006, versus 10.2% of total loans at year end 2004. The balance of the loan portfolio at March 31, 2006 consisted of construction loans (6.8% of total loans), commercial business loans (2.6% of total loans) and land loans (1.2% of total loans). Land and commercial business loan concentrations were higher at March 31, 2006 compared to year end 2004, while the level of construction loans comprising total loans reflected a slight decline from year end 2004 to March 31, 2006.

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The intent of the Bank’s investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Ben Franklin Bank’s overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-terms. Over the past five and one-quarter fiscal years, the Bank’s level of cash and investment securities (inclusive of FHLB stock) has ranged from a high of 38.0% of assets at year end 2002 to a low of 15.1% of assets at year end 2005. At March 31, 2006 the Bank maintained total cash and investments of $17.6 million, equal to 16.0% of assets. At March 31, 2006, the Bank’s investment portfolio consisted of mortgage-backed securities ($6.7 million) and FHLB stock ($2.1 million). To facilitate management of interest rate risk, the Bank’s philosophy is to invest funds in assets with varying maturities or repricing terms and to maintain the portfolio of investment securities as available for sale. As of March 31, 2006, the Bank maintained a net unrealized loss of $161,000 on the mortgage-backed securities portfolio. The Bank also maintained cash and cash equivalents of $8.9 million as of March 31, 2006, which equaled 8.1% of assets. Exhibit I-4 provides historical detail of the Bank’s investment portfolio.

Over the past five and one-quarter fiscal years, Ben Franklin Bank’s funding needs have been substantially met through retail deposits, internal cash flows and borrowings. From year end 2001 through March 31, 2006, the Bank’s deposits decreased at an annual rate of 5.2%. Most of the deposit run-off occurred during 2002 and 2003, although the Bank did not record deposit growth until the first quarter of 2006. The decline in deposits was at a slightly slower pace compared to asset shrinkage recorded during the period, as total deposits increased from 87.3% of assets at year end 2001 to 90.0% of assets at March 31, 2006. Since 2004, the Bank has experienced an increase in time deposits which has been largely offset by a comparable reduction in transaction and savings and accounts. At March 31, 2006 transaction and savings accounts equaled 35.6% of total deposits and time deposits equaled 64.6% of total deposits.

Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. As part of the Bank’s strategy to shrink the balance sheet, borrowings have been paid down with liquidity and

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proceeds realized from maturing or the sale of investments. Overall, borrowings decreased from $9.0 million or 6.3% of assets at year end 2001 to $2.0 million or 1.8% of assets at March 31, 2006. The Bank’s use of borrowings has been limited to FHLB advances during the past five and one-quarter years.

The Bank’s capital increased at a 2.1% annual rate from year end 2001 through March 31, 2006, reflecting the retention of earnings during that period. Equity growth combined with asset shrinkage provided for an increase in the Bank’s equity-top-assets ratio from 5.4% at year end 2001 to 7.6% at March 31, 2006. All of the Bank’s capital is tangible capital and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2006. The addition of stock proceeds will serve to strengthen the Bank’s capital position.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements for the years ended 2001 through 2005 and for the twelve months ended March 31, 2006. Over the past five and one-quarter years, the Bank’s earnings ranged from a low of 0.05% of average assets in 2001 to a high of 0.35% of average assets in 2005. For the twelve months ended March 31, 2006, the Bank reported earnings of $320,000 or 0.29% of average assets. Net interest income and operating expenses represent the primary components of the Bank’s earnings. Non-interest operating income derived largely from retail banking activities has been a limited contributor to the Bank’s earnings Loan loss provisions and gains on the sale of loans and investments have had a varied impact on the Bank’s earnings over the past five and one-quarter fiscal years.

Ben Franklin Bank’s net interest margin showed steady improvement during the past five years, with the net interest income to average assets ratio increasing from 1.91% in 2001 to 3.08% in 2005. The Bank’s net interest income to average assets ratio declined slightly to 3.03% for the twelve months ended March 31, 2006. A number of factors have contributed to the improvement in the Bank’s net interest income ratio, including a shift in interest-earning composition towards a higher concentration of loans and increased diversification into higher yielding types of loans. Other factors that have contributed to the improvement in the Bank’s net interest income ratio include the pay down of higher costing borrowings, the more immediate

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impact that declining interest rates during 2001 through the first half of 2004 had on the Bank’s interest-bearing liabilities as compared to its less rate sensitive interest-earning assets and the increase in the Bank’s equity-to-assets ratio has lessened the proportion of interest-bearing liabilities funding assets. The Bank’s net interest rate spread increased from 2.56% in 2004 to 3.02% in 2005, but then declined to 2.71% during the first quarter of 2006. The recent narrowing of the net interest rate spread reflects the adverse impact of the flatter yield curve, as short-term rates have increased more than long term rates which, in turn, has resulted in a more significant increase in the Bank’s funding costs relative to the yield earned on interest-earning assets. The Bank’s historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a limited contributor to the Bank’s earnings over the past five and one-quarter years, reflecting the Bank’s adherence to a traditional thrift operating philosophy and resultant limited diversification into products and services that generate non-interest operating income. Fees and service charges earned on deposit accounts constitute the largest source of non-interest operating income for the Bank. Throughout the period shown in Table 1.2, sources of non-interest operating income have ranged from a low of 0.10% of average assets during 2002 to a high of 0.20% of average assets during 2004. For the twelve months ended March 31, 2006, non-interest operating income equaled 0.15% of average assets. Overall, beyond Ben Franklin Bank’s relatively undiversified operating strategy, the Bank’s current philosophy of selling loans on a servicing released basis has also limited non-interest operating income. Notwithstanding, the potential increase in non-interest operating income that may be realized through growth of transaction deposits or the possible introduction of other fee-oriented services, Ben Franklin Bank’s earnings can be expected to remain highly dependent upon the net interest margin.

Operating expenses represent the other major component of the Bank’s earnings, ranging from a low of 2.34% of average assets during 2003 to a high of 2.75% of average assets during the twelve months ended March 31, 2006. While total operating expenses have declined from 2001 and 2002 levels and have remained fairly stable during the past three and one-quarter years, asset shrinkage has placed upward pressured on the Bank’s operating expense ratio in recent years. Upward pressure will be placed on the Bank’s operating expense ratio following the stock

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offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Bank’s capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Bank’s net interest margin and operating expense ratio since fiscal 2001 have translated into an improved expense coverage ratio (net interest income divided by operating expenses). The Bank’s expense coverage ratio equaled 0.78 times during 2001, versus a comparable ratio of 1.10 times during the twelve months ended March 31, 2006. The improvement in the Bank’s expense coverage ratio was realized through a more significant increase in the net interest income ratio compared to the operating expense ratio. Similarly, as the result of more significant increase in the Bank’s net interest income ratio compared to the operating expense ratio, Ben Franklin Bank’s efficiency ratio (defined as operating expenses, net of amortization of goodwill and intangibles, as a percent of the sum of net interest income and non-interest operating income) of 86.5% for the twelve months ended March 31, 2006 was more favorable than the 118.4% efficiency ratio maintained during 2001.

Loan loss provisions have generally had a limited impact on the Bank’s earnings over the past five and one-quarter years, with the amount of loan loss provision established based on such factors as loan growth, loan portfolio composition, seasoning of the loan portfolio, trends in non-performing loans, loan charge-offs, past loss experience and economic trends in the Bank’s lending area. Over the past five and one-quarter years, the highest loan loss provisions established by the Bank equaled 0.05% of average assets. Comparatively, in 2001 and 2002, the Bank had recoveries to loan provisions equaling 0.20% and 0.08% of average assets, respectively. For the twelve months ended March 31, 2006, loan loss provisions established by Ben Franklin Bank equaled 0.01% of average assets. As of March 31, 2006, the Bank maintained allowance for loan losses of $510,000, equal to 121.1% of non-performing loans and accruing loans more than 90 days past due and 0.56% of net loans receivable. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past two and one-quarter years.

The Bank records gains from the sale of fixed rate loan originations to the secondary market. Gains realized from the sale of loans were a larger source of earnings during 2002 and 2003, as historically low mortgage rates supported an increase in the Bank’s lending volume for

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longer term 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.09% and 0.16% of average assets during 2002 and 2003, respectively, versus 0.03% of average assets during the twelve months ended March 31, 2006. With the exception of 2001, gains from the sale of investment securities or other assets were not a significant factor in the Bank’s earnings. In 2001, gains realized from the sale of investments equaled $772,000 or 0.51% of average assets. The gains realized from the sale of investment securities are viewed as non-recurring income items, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Bank. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and resulting demand for longer term fixed rate loans.

For the twelve months ended March 31, 2006, the Bank’s effective tax rate equaled 34.16%, which approximated the Bank’s effective tax rate for 2005. As set forth in the prospectus, the Bank’s marginal effective tax rate equals 34.0%.

Interest Rate Risk Management

The Bank implements a number of strategies to manage interest rates risk, pursuant to which the Bank seeks to maintain an acceptable balance between maximizing yield potential and limiting exposure to changing interest rates. Management of the Bank’s interest rate risk is conducted on an ongoing basis and is reviewed formally by the Asset/Liability Committee (“ALCO”) on a monthly basis. The Bank utilizes a gap analysis prepared internally and net portfolio value (“NPV”) reports prepared by the OTS to monitor and analyze the effects that interest rate movements will have on the balance sheet and net interest income. The OTS analysis, as of March 31, 2006, indicated a 200 basis point instantaneous and sustained rise in interest rates would result in a 17% decline in the NPV (see Exhibit I-7).

The Bank manages interest rate risk from the asset size of the balance sheet through maintaining investments as available for sale, lending diversification into loans that are primarily floating rate loans tied to the prime rate, purchasing 1-4 family loans with adjustable rate terms and underwriting 1-4 family fixed rate loans to allow for their sale into the secondary market. As of December 31, 2005, of the total loans due after December 31, 2006, adjustable rate loans comprised 55.1% of the Bank’s loan portfolio (see Exhibit I-8). On the liability side of the

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balance sheet, management of interest rate risk has been pursued through emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts, offering attractive rates on certain longer term CDs and utilization of longer term fixed rate FHLB advances. The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets, thereby, strengthening the Bank’s IEA/IBL ratio.

Lending Activities and Strategy

The Bank’s lending activities have traditionally emphasized 1-4 family loans and 1-4 family loans continue to comprise the largest portion of the loan portfolio. Beyond 1-4 family loans, lending diversification by the Bank includes commercial real estate, multi-family, commercial business, construction, land and consumer loans. Going forward, the Bank’s lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate, multi-family and commercial business loans will be emphasized. However, the origination of 1-4 family loans is expected to remain as a significant component of the Bank’s lending activities. Growth of the 1- 4 family portfolio is expected to continued to be slowed somewhat by the sale of longer term fixed rate loans into the secondary market. Lending diversification by the Bank is expected to continue to emphasize commercial real estate/multi-family loans and home equity loans. Exhibit I-9 provides historical detail of Ben Franklin Bank’s loan portfolio composition over the past two and one-quarter years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of March 31, 2006.

Ben Franklin Bank offers fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market standards and the Bank’s current philosophy is to sell longer terms fixed rate loans to the secondary market on a servicing released basis. In the current interest rate environment, fixed rate loans have constituted the majority of the Bank’s 1-4 family loan volume. The Bank offers ARM and balloon loans with varied repricing terms, with current offerings emphasizing 3- and 5-year balloon loans. ARM and balloon loans are offered for terms of up to 30 years. In light of the limited demand for ARM loans, the Bank has supplemented originations with purchases of ARM loans from local institutions. Loans

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purchased by the Bank are subject to the same underwriting criteria as originated loans and are secured by residences in the Bank’s regional lending area. As of March 31, 2006, the Bank’s 1-4 family loan portfolio totaled $47.8 million or 50.8% of total loans outstanding.

Construction loans originated by the Bank consist mostly of loans to finance the construction of 1-4 family residences and, to a lesser extent, consist of loans to finance the rehabilitation of multi-family properties. The Bank’s 1-4 family construction lending activities consist of construction financing for the end buyer of the house, in which the permanent loan is originated as a separate loan. The underwriting of 1-4 family construction loans is consistent with the underwriting criteria applied for permanent loans. Construction loans on 1-4 family properties are generally tied to the prime rate as published in The Wall Street Journal and require payment of interest only during the construction period. Multi-family construction loans are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Multi-family construction loans are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. Land loans consist substantially of properties that will be used for development of residential lots and constitute a minor area of lending diversification for the Bank. As of March 31, 2006, Ben Franklin Bank’s outstanding balance of construction and land loans totaled $7.4 million or 7.9% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Bank’s normal lending territory. Commercial real estate and multi-family loans are typically extended up to a LTV ratio of 80.0% and require a minimum debt-coverage ratio of 1.2 times. Commercial real estate and multi-family loans are offered for up to 20 year terms and typically have a shorter term balloon provision such as five years. Loan rates for commercial real estate and multi-family loan are generally tied to the prime rate as published in The Wall Street Journal. The commercial real estate and multi-family loan portfolio includes loan participations that have been purchased by the Bank, which are secured by properties in the Bank’s regional lending area and are subject to the same underwriting criteria as applied to loans originated by the Bank. With the Bank’s lending volume of originated commercial real estate and multi-family loans picking up,

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purchases of commercial real estate and multi-family loans have become a less significant component of the Bank’s commercial real estate and multi-family lending activities. Properties securing the commercial real and multi-family loan portfolio consist mostly of apartments and mixed-use properties. Growth of the commercial real estate and multi-family loan portfolio is a targeted area of lending growth in the Bank’s business plan, in which the Bank will continue to emphasize originations of multi-family loans secured by local properties. Growth will also be supported by the increase in capital provided by the infusion of stock proceeds, as the Bank’s higher capital position will increase its loans-to-one borrower limit and, thereby, provide for increased flexibility with respect to originating larger loans and retaining credits that are currently near the regulatory limit for loans-to-one borrower. As of March 31, 2006, the commercial real estate and multi-family loan portfolio totaled $28.2 million or 30.0% of total loans outstanding.

Diversification into non-mortgage lending consists primarily of consumer loans, with home equity loans constituting the major portion of the consumer loan portfolio. Home equity loans are offered as floating rate lines of credit (“HELOCs”) as well as fixed rate loans with terms up to 10 ten years and a five year balloon provision. HELOCs are indexed to the prime rate as published in The Wall Street Journal and require payment of interest only for up to seven years. The Bank will lend up to a maximum LTV ratio of 80.0% of the combined balance of the home equity loan or line of credit and the first lien. Beyond home equity loans, the Bank’s consumer lending activities have been minimal with the balance of the portfolio consisting largely of loans secured by deposits. As of March 31, 2006, the Bank’s consumer loan portfolio totaled $8.1 million or 8.6% of total loans outstanding. With the exception of $60,000 of other consumer loans, home equity loans accounted for the entire balance of the Bank’s consumer loan portfolio at March 31, 2006.

The Bank offers commercial business term loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Bank consist primarily of floating rate loans indexed to the prime rate as reported in The Wall Street Journal. Leases receivable account for the largest portion of the commercial business loan portfolio followed by secured loans, while the portfolio also includes a minor amount of unsecured loans. As of March 31, 2006, Ben Franklin Bank’s outstanding balance of commercial business loans equaled $2.5 million or 2.6% of total loans outstanding.

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Exhibit I-11 provides a summary of the Bank’s lending activities over the past two and one-quarter years. Total loans originated increased from $18.3 million in 2004 to $25.7 million in 2005, but the $5.1 million of loans originated in the first quarter of 2006 were less than $8.4 million of loans originated in the first quarter of 2005. While the Bank’s loan volume was up in 2005, loans purchased decreased from $18.0 million in 2004 to $3.8 million in 2005. No loans were purchased in the first quarter of 2006. Originations of commercial real estate and multi-family loans accounted for the most active lending area for the Bank during the past two and one-quarter years, with such originations totaling $26.0 million or 53.0% of total loans originated. The Bank recorded $10.0 million of net loan growth in 2004, which was supported by the large amount of loans purchased during that year. Comparatively, during 2005 and the first quarter of 2006, there was little change in the loans receivable balance as loan originations and purchases were substantially offset by loan repayments and sales.

Asset Quality

The Bank’s historical 1-4 family lending emphasis, favorable real estate market conditions and credit risk management strategies have generally supported favorable credit quality measures. As shown in Exhibit I-12, the Bank did non maintain any non-performing assets at year ends 2004 and 2005 and at March 31, 2006, the only non-performing assets held by the Bank consisted of $421,000 of accruing loans more than 90 days past due. The non-performing loan balance at March 31, 2006 consisted of a loan secured by a multi-family property, which was repaid in full subsequent to March 31, 2006.

To track the Bank’s asset quality and the adequacy of valuation allowances, Ben Franklin Bank has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2006, the Bank maintained valuation allowances of $510,000, equal to 0.56% of net loans receivable.

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Funding Composition and Strategy

Deposits have consistently served as the Bank’s primary source of funds and at March 31, 2006 deposits accounted for 98.0% of Ben Franklin Bank’s interest-bearing funding composition. Exhibit I-13 sets forth the Bank’s deposit composition for the past two and one-quarter years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2006. The Bank’s deposit composition is concentrated in CDs, with the current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of March 31, 2006, the CD portfolio totaled $63.9 million or 64.4% of total deposits and 53.8% of the CDs were scheduled to mature in one year or less. As of March 31, 2006, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $10.9 million or 17.0% of total CDs. The Bank does not hold any brokered CDs.

Lower cost savings and transaction accounts comprise the balance of the Bank’s deposit composition, with such deposits amounting to $35.4 million or 35.6% of total deposits at March 31, 2006. Comparatively, the concentration of core deposits comprising total deposits equaled $42.8 million or 43.5% of total deposits at year end 2004. The reduction in core deposits since year end 2004 has consisted mostly of money market account deposits. Increasing the concentration of core deposits in the deposit base is a strategic initiative that has been targeted in the Bank’s business plan, in which checking accounts will be pursued as the primary source of core deposit growth. The Bank’s core deposits consist mostly of money market deposits, which totaled $15.1 million or 42.7% of core deposits at March 31, 2006.

Borrowings serve as an alternative funding source for the Bank to support management of funding costs and interest rate risk. The Bank’s utilization of borrowings has typically been limited to FHLB advances. Ben Franklin Bank maintained a $2.0 million FHLB advance at March 31, 2006, which had a fixed rate maturity date of March 22, 2010. Exhibit I-15 provides further detail of Ben Franklin Bank’s borrowing activities during the past two and one-quarter years. To the extent additional borrowings are required to fund growth, FHLB advances would likely continue to be the primary source of borrowings utilized by the Bank.

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Legal Proceedings

The Bank is periodically involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, involve amounts which are believed by management to be immaterial to the Bank’s financial condition and results of operations.

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II. MARKET AREA

Introduction

Ben Franklin Bank serves the Chicago metropolitan area through the main office in Arlington Heights and two branch offices located in Arlington Heights and Rolling Meadows. Arlington Heights and Rolling Meadows are northwest of downtown Chicago and are part of Cook County. The major portion of the Bank’s lending activities is conducted in the Chicago metropolitan area, while the retail deposit base consists substantially of customers who reside in the northwest suburbs of Chicago. Exhibit II-1 provides information on the Bank’s office facilities.

With operations in a major metropolitan area, the Bank’s competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and most of which are larger than the Bank in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Bank. The Chicago MSA has a highly diversified economy, which has participated in the recovery that has been experienced in the national economy during recent years. A strengthening economy combined with low interest rates has provided for a favorable lending environment throughout the Chicago MSA, in which lenders have realized the benefit of strong loan demand and appreciation in real estate values.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area.

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Market Area Demographics

Key demographic and economic indicators in the Bank’s market area include population, number of households and household/per capita income levels. Demographic data for Cook County, as well as comparative data for Illinois and the U.S. is provided in Table 2.1. Typical of large urban markets in general, Cook County’s demographic growth trends compare less favorably to the faster growing outlying suburban markets. From 2000 through 2005, Cook County’s population increased at a 0.2% annual rate, which lagged the comparable Illinois and U.S. growth rates of 0.7% and 1.2% respectively. Growth in the number of households paralleled the population growth rates, with the U.S. and Illinois household growth rates exceeding Cook County’s growth rate. Projected growth rates for population and households are consistent with recent historical trends, with Cook County’s growth rates continuing to fall below the comparable growth rates projected for Illinois and the U.S.

Median household and per capita income levels in Cook County were similar to the Illinois measures, which exceeded the comparable measures for the U.S. Cook County is home to a broad socioeconomic spectrum of citizens with a wide range of income levels. While a significant portion of Cook County residents maintain employment in lower wage unskilled jobs, there are also several areas within the metropolitan area with high concentrations of relatively affluent white collar professionals. Chicago also has areas of poverty and is home to a significant immigrant population, many of whom are at the lower end of the income scale. From 2000 to 2005, household income and per capita income growth in Cook County approximated the comparable growth rates for Illinois, but fell below the comparable U.S. growth rates. Over the next five years, household and per capita income growth rates for Cook County are projected to increase and, therefore, more closely match the projected comparable growth rates for the U.S. Household income distribution measures for Cook County were fairly comparable to the Illinois and U.S. measures, although Cook County maintained a slightly higher concentration of households in the upper income brackets in comparison to both Illinois and the U.S.

National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national

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and local economic trends. In assessing national economic trends over the past year, economic data at the end of the second quarter of 2005 showed signs that the expansion was on firm footing. In particular, manufacturing activity picked up in June, consumer confidence hit a three year high in June and first quarter GDP growth was revised upward to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. Retail sales fell sharply in August due to a decline in demand for cars, while August industrial output was up nominally. The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month. August data reflected a decline in new home construction as well as new home sales, although existing home sales increased during August.

The outlook for future economic growth became considerably less favorable following the devastation caused by Hurricane Katrina, with employment and output expected to take a sizable hit from the loss of economic activity in the Gulf region. As expected, initial jobless claims rose sharply in the aftermath of Katrina, while consumer confidence slid to a two year low in September 2005 as energy prices soared and the September unemployment rate increased to 5.1%. However, despite Katrina and higher energy prices, manufacturing activity picked up in September. Comparatively, business activity in the service sector dropped sharply in September. Housing starts unexpectedly surged in September, while the index of leading indicators fell in September which was largely attributed to the hurricanes in the Gulf region. Overall, the economy expanded at a 4.1% annual rate in the third quarter, the fastest pace since early-2004 with brisk spending by consumers, businesses and the government helping to sustain the stronger growth.

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The economy generally showed positive growth trends at the beginning of the fourth quarter of 2005, although the housing market showed signs of cooling off as mortgage rates moved higher. Retail sales, excluding autos and orders for durable goods, posted strong gains in October. Other measures showing that the economy was on solid footing included a decline in the October unemployment rate to 5.0% and a 0.9% rise in the October index of leading indicators. Falling gas prices helped to lift consumer confidence in October and November. Comparatively, higher mortgage rates served to slow home construction and existing home sales in October, but new home sales unexpectedly surged in October. November unemployment data showed job growth in line with expectations and no change in the national unemployment rate of 5.0%. Other economic data for November was also generally positive, as November retail sales were up solidly from a year ago, consumer spending picked up modestly in November, new home construction rose more than expected in November and factory orders posted the biggest gain in three months in November supported by a surge in demand for commercial aircraft.

Year end economic data generally showed a slower pace of economic growth, with the U.S. economy increasing at just a 1.1% annual rate in the fourth quarter of 2005. The fourth quarter growth rate was the slowest pace in three years, as higher energy costs and rising borrowings costs hurt consumer spending. While sales of new homes climbed to an all time high in 2005, rising mortgage rates and higher home prices translated into a sharp decline in housing construction during December. Other data showed the economy on solid footing at year end, as industrial production rose for a third straight month and consumer spending was up in December but the personal-savings rate plunged to negative levels. Job growth slowed in December, following a big increase in jobs added in November, although the December unemployment rate dipped to 4.9%.

Economic data at the beginning of 2006 generally reflected a healthy economy, with retail sales surging in January and the U.S. unemployment rate dropping to 4.7%, the lowest rate in more than four years. The service sector also continued to expand in January, although at a slower pace compared to December. While rising home inventories in a number of large cities signaled a cooling market for housing, housing starts surged 14.5% in January with the help of unusually mild weather. Notwithstanding the increase in housing starts, both new and existing homes declined in January and unsold homes reached a ten year high. Other data reflected a

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more positive picture of the economy, which included an upward revision in fourth quarter GDP to 1.7% and healthy growth in the manufacturing and service sectors during February. The February employment report showed strong job growth, but the national unemployment rate for February edged up from 4.7% to 4.8% as more people entered the labor market. Mild weather supported a surge in existing home sales during February, but, at the same time, the inventory of houses for sale also increased. Economic data for March generally reflected a strong economy, based on robust numbers for retail sales, new home sales and durable-goods orders. The national unemployment rate for March declined to 4.7%, with over 200,000 jobs added during the month. First quarter GDP growth was revised upward to an annual rate of 5.3% compared to an original estimate of 4.7%.

The economic data at the start of the second quarter 2006 was somewhat mixed. April data for retail sales, manufacturing activity and new home sales all showed positive trends, while, comparatively, durable goods orders were down sharply in April, existing home sales were low in April and the pace of job growth slowed in April. The national unemployment rate for April held steady at 4.7%. Followings a strong rise in manufacturing activity during April, the index for manufacturing activity fell in May. The pace of job slowed further in May, although the May national unemployment rate dipped to 4.6% which was the lowest rate since the summer of 2001. In a sign that higher gasoline prices and weaker home sales may be slowing the economy, retail sales rose only 0.1% in May from April. Weaker consumer demand also translated into a decline in factory output for May.

In terms of interest rate trends over the past year, economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve became flatter during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. An upbeat assessment of the economy by the Federal Reserve and growing

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expectations that the Federal Reserve would continue to raise rates at its mid-September meeting reversed the downward trend in long-term Treasury yields in mid-September. The Federal Reserve concluded the September meeting by raising its target interest rate another quarter point to 3.75%, concluding that Katrina’s impact on inflation was more worrisome than its effect on growth. The rate increase by the Federal Reserve combined with signs of inflation becoming more prominent pushed Treasury yields higher at the end of the third quarter.

Treasury yields generally trended higher at the beginning of the fourth quarter of 2005, as inflation worries become more prominent. The yield on the 10-year Treasury note moved above 4.5% in late-October, reflecting expectations of a continuation of rate increases by the Federal Reserve amid signs inflation could rise. Inflation fears, better than expected economic data and another rate hike by the Federal Reserve at the beginning of November pushed Treasury yields higher in early-November, as the yield on the 10-year Treasury note hit a 16-month high. At the November meeting, the Federal Reserve indicated that it would continue to raise rates until the economy showed signs of slowing down. The yield on the 10-year Treasury note ebbed below 4.5% in mid- and late-November, as inflation concerns eased following reports that showed core producer prices fell in October and October core consumer prices rose only slightly. Renewed inflation fears prompted by an upward revision in the third quarter growth rate for the U.S. economy pushed Treasury yields higher at the end of November and into early-December. Interest rates stabilized heading into mid-December, as a healthy increase in third quarter productivity helped to soothe inflation fears. Long-term Treasury yields declined slightly in mid-December following the Federal Reserve’s quarter point rate hike to a four and one-half year high of 4.25%, as the Federal Reserve signaled that the current cycle of rate increases may be nearing an end. The yield on the 10-year Treasury eased lower in late-December, which combined with higher short-term rates, provided for a slightly inverted yield curve at year end.

Treasury yields stabilized through most of January 2006, as the Federal Reserve indicated that it was becoming less worried about inflation and may be nearing an end to their campaign to raise rates. Uncertainty over future Federal Reserve policy with the incoming of a new Federal Reserve Chairman pushed long-term Treasury yields higher in late-January. The Federal Reserve concluded its end of January meeting by raising the target interest rate another quarter point to 4.5%, which was the 14th consecutive rate hike implemented by the Federal Reserve

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over the past 19 months. An expanding economy with inflation under control provided for a relatively stable interest rate environment through most of February. Consumer prices jumped 0.7% in January due to higher energy costs, but core prices rose only 0.2% which served to soothe inflation fears. Interest rates edged higher in early-March, reflecting growing expectations that foreign central banks would keep raising interest rates based on forecasts of an improving global economy. A positive report for consumer-price inflation during February helped to pull Treasury yields lower in mid-March, while, comparatively, an upward revision to consumer-price inflation for the fourth quarter of 2005 and a quarter point rate hike by the Federal Reserve with hints of more rate increases to come translated into Treasury yields spiking higher at the close of the first quarter.

The upward trend in interest rates continued into the second quarter of 2006, with the yield on the 10-year Treasury note moving above 5.0% in mid-April for the first time since mid-2002. Economic data showing a strengthening economy and higher consumer prices pushed bond yields higher into early-May, reflecting growing expectations that more rate increases were in store from the Federal Reserve to contain inflation. As expected, the Federal Reserve concluded its May meeting by increasing the federal funds rate another quarter point to 5.0% and kept its options open for future rate increase. Interest rates stabilized during the second half of May and then edged lower in early-June on news that job growth was weaker than expected during May. A 2.4% in core consumer prices for May pushed interest rates higher in mid-June, as expectations increased that the Federal Reserve would raise interest rates again despite signs of a cooling economy. As of June 16, 2006, the constant maturity yields for U.S. government bonds with terms of one and ten years equaled 5.18% and 5.13%, respectively, versus comparable year ago yields of 3.38% and 4.09%. Exhibit II-2 provides historical interest rate trends from 1995 through June 16, 2006.

Regional Economy

Consistent with major metropolitan areas in general, service jobs constitute the largest source of employment in Cook County. As shown in Table 2.2, wholesale/retail, government and finance, insurance and real estate were the next the largest employment sectors in Cook

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County. Manufacturing employment, which tends to be higher paying jobs, was the fifth largest employment sector in Cook County. Total employment in Cook County declined from 2001 through 2003, with the most significant job losses occurring in the manufacturing sector. Most other sectors of the Cook County economy also experienced job erosion from 2001 through 2003, although there was some modest growth in the financial services and government sectors.

Table 2.2

Cook County Employment Sectors(1)

Employment Sectors	% of Labor Force
Services	44.2%
Wholesale/Retail Trade	13.0
Government	11.2
Finance, insurance and real estate	11.1
Manufacturing	8.6
Transportation and warehousing	4.8
Construction	4.5
Information	2.3
Other	0.3

100.0%

(1)	As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for Cook County, as well as for the U.S. and Illinois, are shown in Table 2.3. Cook County’s April 2006 unemployment rate of 5.2% was higher than the comparable Illinois unemployment rate of 5.0% and the U.S. unemployment rate of 4.5%. Consistent with the U.S. and Illinois unemployment trends, Cook County’s April 2006 unemployment rate was lower compared to the year ago rate of 6.8%.

Table 2.3

Unemployment Trends(1)

Region	April 2005 Unemployment	April 2006 Unemployment
United States	4.9%	4.5%
Illinois	5.8	5.0
Cook County	6.8	5.2

(1)	Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

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Market Area Deposit Characteristics and Trends

The Bank’s retail deposit base is closely tied to the economic fortunes of the Chicago metropolitan area and, in particular, the markets that are nearby to one of Ben Franklin Bank’s three locations. Table 2.4 displays deposit market trends from June 30, 2002 through June 30, 2005 for the branches that were maintained by the Bank during that period. Additional data is also presented for the state of Illinois. The data reflects that Cook County maintains a significant concentration of the state’s total deposits, as total bank and thrift deposits in Cook County accounted for over half of the total bank and thrift deposits maintained in the state at June 30, 2005. Cook County’s market share of total state deposits decreased slightly from 2002 through 2005, as bank and thrift deposits in Cook County increased at a 4.3% annual rate during the three year period versus a 4.5% annual growth rate for the state of Illinois. Commercial banks maintained a dominant market share of deposits both in Illinois and Cook County. For the three year period covered in Table 2.4, savings institutions experienced a decrease in deposit market share in Illinois and Cook County.

Ben Franklin Bank’s $99.3 million of deposits represented a 0.1% market share of total bank and thrift deposits maintained in Cook County at June 30, 2005. The Bank’s nominal market share of deposits is reflective of the highly competitive banking environment in the Chicago metropolitan area, where the Bank competes against significantly larger competitors as well as a number of locally-based institutions that operate primarily in the Chicago MSA. Ben Franklin Bank’s deposits declined at a 5.5% annual rate from June 30, 2002 through June 30, 2005, reflecting the Ban’s strategy to shrink the balance sheet as a means to increase the equity-to-assets ratio.

Competition

As implied by the Bank’s very low market share of deposits, competition among financial institutions in the Bank’s market area is significant. Among the Bank’s competitors are much larger and more diversified institutions, which have greater resources than maintained by Ben Franklin Bank. Financial institution competitors in the Bank’s primary market area include other locally-based thrifts and banks, as well as regional, super regional and money center banks.

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From a competitive standpoint, Ben Franklin Bank has sought to emphasize its community orientation in the markets served by its branches. Table 2.5 lists the Bank’s largest competitors in Cook County, based on deposit market share as noted parenthetically. The Bank’s market share and market rank are also provided in Table 2.5.

Table 2.5

Ben Franklin Bank of Illinois

Market Area Deposit Competitors

Location	Name
Cook County	JP Morgan Chase Bank NA (18.4%)
LaSalle Bank NA (17.6%)
Harris NA. (9.2%)
Ben Franklin (0.1%) - Rank of 127

Source: FDIC.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of Ben Franklin Bank’s operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Ben Franklin Bank is provided by these public companies. Factors affecting the Bank’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Ben Franklin Bank and the Peer Group, will then be used as a basis for the valuation of Ben Franklin Bank’s to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 36 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of “second-step” conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Ben Franklin Bank’s valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Bank’s Peer Group is consistent with the regulatory guidelines and

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other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a “second-step” conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a “fully-converted” basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group’s reported financial data and the financial data of Ben Franklin Bank are not significant enough to distort the conclusions of the

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comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Ben Franklin Bank’s Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Illinois-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Ben Franklin Bank. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Bank, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size with seasoned trading histories. Two companies which met the criteria for asset size and seasoned trading histories were excluded due to (1) announcement of a second-step conversion (First Federal Financial Services of Illinois) and (2) negative earnings for the twelve month period ended March 31, 2006 (FedFirst Financial of Pennsylvania). The asset sizes of the Peer Group companies ranged from $126 million to $366 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 134 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted

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companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Ben Franklin Bank and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Ben Franklin Bank and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Ben Franklin Bank, we believe such companies form a good basis for the valuation of Ben Franklin Bank, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (15.60% of assets versus 11.10% for the all public average), generate comparable earnings on a return on average assets basis (0.69% ROAA versus 0.70% for the all public average), and generate a lower return on equity (4.66% ROE versus 7.33% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

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	All Publicly-Traded		Peer Group Reported Basis		Fully Converted Basis (Pro Forma)
Financial Characteristics (Averages)
Assets ($Mil)	2,868		297		340
Equity/Assets (%)	11.10%		15.60%		25.25
Return on Assets (%)	0.70		0.69		0.83
Return on Equity (%)	7.33		4.66		3.38

Pricing Ratios (Averages)(1)
Price/Earnings (x)	19.79	x	29.57	x	28.43	x
Price/Book (%)	153.98%		166.79%		89.54%
Price/Assets (%)	17.00		26.66		22.85

(1)	Based on market prices as of June 16, 2006.

The following sections present a comparison of Ben Franklin Bank’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Ben Franklin Bank and the Peer Group. Ben Franklin Bank’s and the Peer Group’s ratios reflect balances as of March 31, 2006, unless otherwise indicated for the Peer Group companies. Ben Franklin Bank’s net worth base of 7.6% was below the Peer Group’s average net worth ratio of 15.6%. However, the Bank’s pro forma capital position will increase with the addition of stock proceeds and will be more comparable to the Peer Group’s ratio following the stock offering. Tangible equity-to-assets ratios for the Bank’s and the Peer Group equaled 7.6% and 14.8%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.8% of assets. The increase in Ben Franklin Bank’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will also result in a relatively low return on equity initially following the stock offering. Both Ben Franklin Bank’s and the Peer Group’s

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capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group’s ratios currently exceeding the Bank’s ratios. On a pro forma basis, the Bank’s regulatory surpluses will likely be more comparable to the Peer Group’s ratios.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Ben Franklin Bank and the Peer Group. The Bank’s loans-to-assets ratio of 82.6% exceeded the comparable Peer Group ratio of 64.8%. Comparatively, the Peer Group’s cash and investments-to-assets ratio of 29.6% was above the comparable ratio for the Bank of 16.0%. Overall, Ben Franklin Bank’s interest-earning assets amounted to 98.6% of assets, which exceeded the comparable Peer Group ratio of 94.4%.

Ben Franklin Bank’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 90.0% of assets, which was above the comparable Peer Group ratio of 72.1%. Comparatively, borrowings accounted for a higher portion of the Peer Group’s interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.4% and 1.8% for the Peer Group and Ben Franklin Bank, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.8% and 83.5%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will be more comparable to the Peer Group’s ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio is stronger than the Bank’s ratio, based on IEA/IBL ratios of 113.1% and 107.4%, respectively. The additional capital realized from stock proceeds should serve to provide Ben Franklin Bank with an IEA/IBL ratio that that is fairly comparable to the Peer Group’s ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Ben Franklin Bank’s growth rates are based on annualized growth for the 15-month period ended March 31, 2006, while the Peer Group’s growth rates are based on annual growth

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for the twelve months ended March 31, 2006 or the most recent period available. Ben Franklin’s assets decreased at a 2.8% annualized rate, while the Peer Group posted an asset growth rate of 5.9%. The Bank’s asset shrinkage consisted of investments, in which cash flow realized from maturing investments and investments sold funded modest loan growth and the pay down of borrowings. Asset growth for the Peer Group was realized through loan growth, which was partially funded with cash and investments.

The Bank recorded modest deposit growth of 0.8% for the period, which along with cash flow generated from the investment proceeds funded a 63.3% reduction in borrowings. Comparatively, the Peer Group had a higher deposit growth rate of 3.7%, which along with a 12.6% increase in borrowings funded the Peer Group’s asset growth. Capital growth rates posted by the Bank and the Peer Group equaled 3.4% and 1.0%. Factors contributing to the Bank’s higher capital growth rate included its lower level of capital, as well as retention of all of its earnings. Comparatively, while recording a higher return on assets than the Bank, the Peer Group’s capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds will likely depress the Bank’s capital growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank’s capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2006, unless otherwise indicated for the Peer Group companies. Ben Franklin Bank and the Peer Group reported net income to average assets ratios of 0.29% and 0.69%, respectively. The Peer Group maintained comparative earnings advantages with respect to net interest income and non-interest operating income, while slightly lower operating expenses and loan loss provisions and slightly higher net gains represented comparative earnings advantages for the Bank.

The Peer Group’s stronger net interest margin was realized through maintenance of a lower interest expense ratio, which was partially offset by the Bank’s higher interest income

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ratio. The Bank’s higher interest income ratio was realized through earning a comparable yield on assets (5.49% versus 5.48% for the Peer Group) on a higher concentration of assets maintained as interest-earning assets(98.6% versus 94.4% for the Peer Group). The Peer Group’s lower interest expense ratio was supported by maintenance of a lower cost of funds (2.35% versus 2.57% for the Bank) and maintenance of a lower level of interest-bearing liabilities funding assets (83.5% versus 91.8% for the Bank). Overall, Ben Franklin Bank and the Peer Group reported net interest income to average assets ratios of 3.03% and 3.23%, respectively.

In another key area of core earnings strength, the Bank maintained a slightly lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 2.75% and 2.81%, respectively. The fairly comparable operating expense ratios maintained the Bank and the Peer Group were consistent with the similarity of the number of employees maintained relative to their respective assets sizes. Assets per full time equivalent employee equaled $3.9 million for the Bank, versus $4.1 million for the Peer Group. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, Ben Franklin Bank’s capacity to leverage operating expenses will be more comparable to the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group’s earnings were slightly stronger than the Bank’s. Expense coverage ratios posted by Ben Franklin Bank and the Peer Group equaled 1.10x and 1.15x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

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As noted above, sources of non-interest operating income provided a larger contribution to the Peer Group’s earnings. Non-interest operating income equaled 0.63% and 0.15% of the Peer Group’s and Ben Franklin Bank’s average assets, respectively. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, Ben Franklin Bank’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 86.5% was less favorable than the Peer Group’s efficiency ratio of 72.3%.

Loan loss provisions had a slightly larger impact on the Peer Group’s earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.01% and 0.08% of average assets, respectively. The relatively minor impact of loan loss provisions on the Bank’s and the Peer Group’s earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Net gains realized from the sale of assets were a slightly larger contributor to the Bank’s earnings, as the Bank reported net gains equal to 0.03% of average assets versus a net loss equal to 0.01% of average assets reported by the Peer Group. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution’s core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, which accounted for all of the Bank’s gains, such gains may be considered to be an ongoing activity for an institution particularly during periods of low interest rates and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank’s or the Peer Group’s earnings.

Taxes had a more significant impact on the Bank’s earnings, as Ben Franklin Bank and the Peer Group posted effective tax rates of 34.16% and 29.20%, respectively. As indicated in the prospectus, the Bank’s effective marginal tax rate is equal to 34.0%.

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Loan Composition

Table 3.4 presents data related to the Bank’s and the Peer Group’s loan portfolio compositions and investment in mortgage-backed securities. The Bank’s composition of assets reflected a similar concentration of 1-4 family permanent mortgage loans and mortgage-backed securities as maintained by the Peer Group (49.4% of assets versus 48.7% for the Peer Group). The comparability of the Bank’s and the Peer Group’s ratios resulted from the Bank maintaining a higher concentration of 1-4 family loans, which was substantially negated by the higher concentration of mortgage-backed securities maintained by the Peer Group. Loans serviced for others equaled 4.4% and 9.7% of the Bank’s and the Peer Group’s assets, respectively, thereby indicating a slightly greater influence of mortgage banking activities on the Peer Group’s operations. Servicing intangibles were not significant for either the Bank or the Peer Group.

Diversification into higher risk types of lending was greater for the Bank. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (25.6% of assets), followed by consumer loans (7.4% of assets) and construction and land loans (6.7% of assets). The Peer Group’s lending diversification consisted primarily of commercial real estate/multi-family loans (11.4% of assets), while other areas of lending diversification for the Peer Group were fairly evenly distributed between the other loan types shown in Table 3.4. Lending diversification was more significant for the Bank in all lending areas except for commercial business loans. Overall, the Bank’s higher ratio of loans-to-assets and higher degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 69.8%, versus a comparable Peer Group ratio of 58.3%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, Ben Franklin Bank’s interest rate risk characteristics were considered to be less favorable than the Peer Group’s. Most notably, Ben Franklin Bank’s lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin.

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However, a lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with more comparable balance sheet interest rate risk characteristics as maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Ben Franklin Bank and the Peer Group. In general, the more significant fluctuations in the Bank’s ratios implied that the interest rate risk associated with the Bank’s net interest income was greater compared to the Peer Group’s, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Ben Franklin Bank’s assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, the credit risk factors associated with Ben Franklin Bank’s and the Peer Group’s balance sheets were considered to be indicative of limited credit risk exposure. As shown in Table 3.6, the Bank’s ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.38% of assets, which was just slightly above the comparable Peer Group ratio of 0.33%. The Bank maintained a zero balance of non-performing loans, as the result of classifying all loans that are 90 days past due as accruing loans and such loans are not included in the calculation of the non-performing loan balance. Comparatively, the Peer Group’s non-performing loans/loans ratio equaled 0.42%. The Bank maintained lower levels of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (121.1% versus 273.3% for the Peer Group) and as a percent of loans (0.56% versus 0.81% for the Peer Group). Net loan charge-offs reported by the Peer Group were nominal, while the Bank did not record any net loan charge-offs.

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Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Ben Franklin Bank. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Ben Franklin Bank’s estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

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RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank’s to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank’s operations and financial condition; (2) monitor the Bank’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Ben Franklin Bank’s value, the market value of the stocks of public MHC institutions, or Ben Franklin Bank’s value alone. To the extent a change in factors impacting the Bank’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

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Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Ben Franklin Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank’s and the Peer Group’s financial strengths are noted as follows:

•	Overall A/L Composition. Loans funded by retail deposits were the primary components of both Ben Franklin Bank’s and the Peer Group’s balance sheets. The Bank’s interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Bank’s asset composition provided for a comparable yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio in comparison to the Peer Group. Ben Franklin Bank’s funding composition reflected a higher level of deposits and a lower level of borrowings in comparison to the Peer Group’s ratios, although the Peer Group maintained a lower cost of funds than the Bank. Overall, as a percent of assets, the Bank maintained higher levels of interest-earning assets and interest-bearing liabilities, which translated into a lower IEA/IBL ratio for the Bank. After factoring in the impact of the net stock proceeds, the Bank’s IEA/IBL ratio will be more comparable to the Peer Group’s ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

•	Credit Quality. The Bank and the Peer Group maintained comparable non-performing assets ratios. Loss reserves as a percent loans and non-performing assets were higher for the Peer Group, while net loan charge-offs were nominally higher for the Peer Group. As noted above, the Bank’s risk weighted assets-to-assets ratio was higher than the Bank’s ratio. Overall, RP Financial concluded that this was a neutral factor in our adjustment for financial condition.

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•	Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Bank (29.6% of assets versus 16.0% for the Bank). Following the infusion of stock proceeds, the Bank’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Bank’s future borrowing capacity was considered to be slightly greater than the Peer Group’s, given that the Bank borrowings-to-assets ratio was less than the comparable Peer Group ratio. Overall, RP Financial concluded that no adjustment was warranted for the Bank’s liquidity.

•	Funding Liabilities. The Bank’s interest-bearing funding composition reflected a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group ratios. Notwithstanding, the Peer Group’s greater utilization of borrowings, Ben Franklin Bank’s overall cost of funds was slightly higher than the Peer Group’s. The Bank’s higher cost of funds could in part be attributed to a deposit composition that is concentrated in relatively higher costing CDs. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group ratio, which was attributable to Ben Franklin Bank’s lower capital position. Following the stock offering, the increase in the Bank’s capital position should provide Ben Franklin with a more comparable level of interest-bearing liabilities as maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Ben Franklin Bank’s funding composition.

•	Capital. The Peer Group operates with a higher equity-to-assets ratio than the Bank. However, following the stock offering, Ben Franklin Bank’s pro forma capital position will be more comparable to the Peer Group’s equity-to-assets ratio. The increase in the Bank’s pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank’s more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Ben Franklin Bank’s balance sheet strength was considered to be comparable to the Peer Group’s. Accordingly, no adjustment was applied for the Bank’s financial condition.

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2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Bank’s reported earnings were lower than the Peer Group’s on a ROAA basis (0.29% of average assets versus 0.69% for the Peer Group). The Peer Group maintained a higher net interest margin, higher level of non-interest operating income and lower effective tax rate, which was partially offset by the Bank’s slightly lower levels of operating expenses and loan loss provisions. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Bank’s earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Bank’s reported earnings were considered to be less favorable than the Peer Group’s and, thus, the Bank’s reported earnings were considered as a slightly negative factor in our adjustment for the Bank’s profitability growth and viability of earnings.

•	Core Earnings. Both the Bank’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Bank operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Bank’s lower ratios for net interest income and operating expenses translated into a slightly lower expense coverage ratio compared to the Peer Group’s ratio (1.10x versus 1.15x for the Peer Group). Similarly, the Bank’s efficiency ratio of 86.5% was less favorable than the Peer Group’s efficiency ratio of 72.3%, as the Bank’s lower operating expense ratio was more than offset by the Peer Group’s more favorable ratios for net interest income and non-interest operating income. Loss provisions had a slightly larger impact on the Peer Group’s earnings, while the Bank had a higher effective tax rate than indicated for the Peer Group. Overall, these measures, as well as the expected earnings benefit the Bank should realize from the redeployment of stock proceeds into interest-earning assets net of the additional expenses associated with the stock benefit plans, indicate that the Bank’s core earnings were less favorable than the Peer Group’s. Accordingly, the Bank’s core earnings were considered a slightly negative factor in our adjustment for the Bank’s profitability growth and viability of earnings.

•	Interest Rate Risk. Quarterly changes in the Bank’s and the Peer Group’s net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Bank’s net interest margin. Other measures of interest rate risk, such as capital, IEA/IBL and non-interest-earning assets ratios, were more favorable for the Peer Group with the exception of the Bank’s lower ratio

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for non-interest-earning assets, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/ILB ratios that are comparable to the Peer Group ratios, as well as enhance the stability of the Bank’s net interest margin. Accordingly, on balance, this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•	Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group’s earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Bank and the Bank maintained a higher concentration of assets in loans. The Bank’s and the Peer Group’s credit quality measures indicated that the Bank and the Peer Group maintained comparable levels of non-performing assets, while the Peer Group maintained higher levels of reserves as a percent of loans and non-performing assets. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Bank’s historical growth reflected a decline in assets, while the Peer Group’s stronger loan growth supported asset growth for the period. Second, the infusion of stock proceeds will increase the Bank’s earnings growth potential with respect to leverage capacity. Third, opportunities to increase earnings through loan and deposit growth are considered to be comparable for the Bank and the Peer Group, as the more densely populated market area served by the Bank is viewed as being somewhat negated by the higher degree of competition that the Bank faces as the result of operating in a large metropolitan market area. Lastly, the Peer Group’s higher level of non-interest operating income implies greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

•	Return on Equity. The Bank’s current return on equity is lower than the Peer Group’s return on equity ratio. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Bank’s equity, combined with the Bank’s lower return on assets, the Bank’s pro forma return on equity on a core earnings basis will be well below the Peer Group’s return on equity ratio. Accordingly, this was a negative factor in the adjustment for profitability, growth and viability of earnings.

Overall, based on the downward adjustments applied for the Bank’s reported earnings, core earnings and return on equity we concluded that a slight downward adjustment was warranted for this factor.

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3. Asset Growth

The Peer Group recorded stronger asset growth than the Bank, as the Bank experienced a decline in assets that resulted from a decline in cash and investments that was only partially negated by modest loan growth for the period. Comparatively, the Peer Group recorded a 5.9% increase in assets, which was largely achieved through loan growth. Loan growth was notably stronger for the Peer Group (13.8% versus 0.8% loan growth for the Bank). On a pro forma basis, the Bank’s tangible equity-to-assets ratio will be comparable to the Peer Group’s tangible equity-to-assets ratio, indicating comparable leverage capacity for the Bank and, therefore, provide the Bank with the flexibility to resume a growth strategy. Accordingly, on balance, we believe no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Overall, the Chicago metropolitan area is considered to account for the major portion of the Bank’s deposit and lending activities. Operating in a densely populated market area provides the Bank with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Bank competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Ben Franklin Bank. The competitiveness of the Chicago market area is highlighted by the Bank’s nominal deposit market share.

The Peer Group companies generally operate in less densely populated markets with lower per capita income than Cook County, but the Peer Group companies also generally operate in markets with a lower cost of living than Cook County. Cook County’s projected population growth rate was slightly above and below the comparable Peer Group average and median growth rates. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Bank’s market share of deposits in Cook County. Overall, the degree of competition faced by the Peer Group companies was viewed as significantly less than faced by the Bank in Cook County, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be similar to the

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Bank’s primary market area. Summary demographic and deposit market share data for the Bank and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, April 2006 unemployment rates for the majority of the markets served by the Peer Group companies were generally comparable or slightly above the unemployment rate reflected for Cook County. On balance, we concluded that no adjustment was appropriate for the Bank’s market area.

Table 4.1

Market Area Unemployment Rates

Ben Franklin Bank and the Peer Group Companies(1)

	County	April 2006 Unemployment
Ben Franklin Bank - IL	Cook	5.2%

The Peer Group
Brooklyn Federal MHC – NY	Kings	5.5%
Cheviot Financial Corp. MHC – OH	Hamilton	5.2
Colonial Bankshares MHC - NJ	Cumberland	7.0
Gouverneur Bancorp MHC – NY	St. Lawrence	6.3
Greene County Bancorp MHC – NY	Greene	4.9
Heritage Financial MHC - GA	Dougherty	6.0
Jacksonville Bancorp MHC - IL	Morgan	5.4
Kentucky First Federal Banc. MHC – KY	Perry	7.4
Naugatuck Valley Fin.. MHC – CT	New Haven	4.2
Pathfinder Bancorp MHC – NY	Oswego	6.0

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eight out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.50% to 3.70%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.03% as of June 16, 2006. As of June 16, 2006, approximately

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87% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.20%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Ben Franklin Bank also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders’ ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as all of the Peer Group companies, as all of the Peer Group companies also operate under OTS regulation pursuant to the dividend waiver policy. Accordingly, we believe that to the extent Ben Franklin Bank’s pro forma market value would be influenced by the OTS’ dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank’s dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one Peer Group member trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $10.4 million to $53.6 million as of June 16, 2006, with average and median market values of $31.9 million and $32.7 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 880,000 to 4.5 million, with average and median shares outstanding of 2.6 million and 2.7 million,

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respectively. The Bank’s minority stock offering is expected to have a pro forma market value that is at the lower end of the range of market values indicated for the Peer Group companies, while the number of public shares outstanding for the Bank is expected to be below the average and median number of shares outstanding indicated for the Peer Group. It is anticipated that the Bank’s stock will be listed for trading on the OTC Bulletin Board following the stock offering, which generally suggests lower liquidity compared to a stock listed on NASDAQ or an exchange. Overall, we anticipate that the Bank’s public stock will have a less liquid trading market as the Peer Group companies on average and, therefore, concluded a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market staged a rally at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job

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growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the Dow Jones Industrial Average (“DJIA”) posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department’s decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

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The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve’s March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off

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in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Comparatively, stocks surged in mid-June following reassuring inflation comments by the Federal Reserve Chairman. As an indication of the general trends in the nation’s stock markets over the past year, as of June 16, 2006, the DJIA closed at 11014.55 an increase of 3.7% from one year ago and an increase of 2.8% year-to-date, and the NASDAQ closed at 2129.95 an increase of 1.9% from one year ago and a decrease of 3.4% year-to-date. The Standard & Poors 500 Index closed at 1251.54 on June 16, 2006, an increase of 2.8% from one year ago and an increase of 0.3% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market during the past year. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

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Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrifts stocks rebounded in conjunction with the broader

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market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market and Wachovia Corp.’s announced deal to acquire Golden West Financial Corp. sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks into late-May. Thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. On June 16, 2006, the SNL Index for all publicly-traded thrifts closed at 1,691.8, an increase of 7.6% from one year ago and an increase of 4.7% year-to-date. The SNL MHC Index closed at 3,208.3 on June 16, 2006, an increase of 15.5% from one year ago and an increase of 10.2% year-to-date.

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B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for converting thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, there were no standard or second-step conversions competed during the past three months. Three mutual holding company offerings were completed during the past three months, which are considered to be more relevant for purposes of our analysis. All three of the MHC offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 78.6%. On average, the prices of the recent MHC offerings reflected price appreciation of 7.3% and 7.0% after the first week and first month of trading, respectively. As of June 16, 2006, the three recent MHC offerings reflected average price appreciation of 4.7%

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C. The Acquisition Market

Also considered in the valuation was the potential impact on Ben Franklin Bank’s stock price of recently completed and pending acquisitions of other savings institutions operating in Illinois. As shown in Exhibit IV-4, there were twelve Illinois thrift acquisitions completed from the beginning of 2003 through year-to-date 2006, and there are currently no acquisitions pending for Illinois savings institutions. To the extent that speculation of a re-mutualization may impact the Bank’s valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Ben Franklin Bank’s trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Ben Franklin Bank’s management team appears to have experience and expertise in all of the key areas of the Bank’s operations. Exhibit IV-5 provides summary resumes of Ben Franklin Bank’s Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank’s present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and

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management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, Ben Franklin Bank will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. Accordingly, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a “fully-converted” basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for

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trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Ben Franklin Bank as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community’s evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

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Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Ben Franklin Bank’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Ben Franklin Bank’s prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Ben Franklin Bank’s prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Bank’s full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 5.0% of gross proceeds, the ESOP was assumed to equal 8.0% of the offering, the MRP was assumed to equal 4.0% of the offering and the stock option plan was assumed to equal 10.0% of the offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

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•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of June 16, 2006, the pro forma market value of Ben Franklin Bank’s full conversion offering equaled $15,000,000 at the midpoint, equal to 1,500,000 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank’s reported earnings equaled $320,000 for the twelve months ended

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March 31, 2006. In deriving Ben Franklin Bank’s core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $33,000 for the twelve months ended March 31, 2006. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 34.0% for the loan sale gains, the Bank’s core earnings were determined to equal $298,000 for the twelve months ended March 31, 2006. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income	$320
Less: Gain on sale of loans(1)	(22)

Core earnings estimate	$298

(1)	Tax effected at 34.0%.

Based on Ben Franklin Bank’s reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s pro forma reported and core P/E multiples (fully-converted basis) at the $15.0 million midpoint value equaled 31.48 times and 33.01 times, respectively, which provided for premiums of 10.7% and 18.5% relative to the Peer Group’s average reported and core P/E multiples (fully-converted basis) of 28.43 times and 27.86 times, respectively (see Table 4.4). At the top of the super range, the Bank’s reported and core P/E multiples equaled 37.65 times and 39.29 times, respectively. In comparison to the Peer Group’s average reported and core P/E multiples, the Bank’s P/E multiples at the top of the super range reflected premiums of 32.4% and 41.0%, respectively.

On an MHC reported basis, the Bank’s reported and core P/E multiples at the midpoint value of $15.0 million equaled 41.19 times and 43.84 times, respectively. The Bank’s reported and core P/E multiples provided for premiums of 39.3% and 38.6% relative to the Peer Group’s average reported and core P/E multiples of 29.57 times and 31.62 times, respectively. The Bank’s implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.5, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Bank’s pro forma market value by applying a valuation P/B ratio, as derived from

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the Peer Group’s P/B ratio (fully-converted basis), to Ben Franklin Bank’s pro forma book value (fully-converted basis). Based on the $15.0 million midpoint valuation, Ben Franklin Bank’s pro forma P/B and P/TB ratios both equaled 72.09%. In comparison to the average P/B and P/TB ratios for the Peer Group of 89.54% and 92.78%, the Bank’s ratios reflected a discount of 19.5% on a P/B basis and a discount of 22.3% on a P/TB basis. At the top of the super range, the Bank’s P/B and P/TB ratios on a fully-converted basis both equaled 79.92%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 10.7% and 13.9%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Bank’s resulting P/E multiples.

On an MHC reported basis, the Bank’s P/B and P/TB ratios at the $15.0 million midpoint value both equaled 111.73%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 166.79% and 176.99%, respectively, Ben Franklin Bank’s ratios were discounted by 33.0% on a P/B basis and 36.8% on a P/TB basis.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Ben Franklin Bank’s full conversion value equaled 12.23% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.83%, which implies a discount of 46.5% has been applied to the Bank’s pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, Ben Franklin Bank’s pro forma P/A ratio at the $15.0 million midpoint value equaled 13.01%. In comparison to the Peer Group’s average P/A ratio of 26.66%, Ben Franklin Bank’s P/A ratio indicated a discount of 51.2%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not

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be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The three recently completed MHC offerings closed at an average price/tangible book ratio of 78.6% (fully-converted basis) and, on average, appreciated 7.3% after one week of trading and 4.7% through June 16, 2006. In comparison, the Bank’s P/TB ratio of 72.1% at the midpoint value reflected an implied discount of 8.3% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Bank’s P/TB ratio of 79.9% reflected an implied premium of 1.7% relative to the average closing P/TB ratio of the recent MHC offerings. The current fully-converted average P/TB ratio of Lake Shore Bancorp and United Community Bancorp, which are the two recent MHC offering that are traded on NASDAQ, equaled 82.1% based on closing market prices as of June 16, 2006. In comparison to the average current P/TB ratio of Lake Shore Bancorp and United Community Bancorp, the Bank’s P/TB ratio at the midpoint value reflects an implied discount of 12.2% and at the top of the super range reflects an implied discount of 2.7%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of June 16, 2006, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $15,000,000 at the midpoint, equal to 1,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $12,750,000 and a maximum value of $17,250,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 1,275,000 at the minimum and 1,725,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $19,837,500 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 1,983,750. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $5,737,500 at the minimum, $6,750,000 at the midpoint, $7,762,500 at the maximum and

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$8,926,880 at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.